March 13, 2025

Bob Wu
Chief Financial Officer
Australian Oilseeds Holdings Ltd
126 - 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra

       Re: Australian Oilseeds Holdings Ltd
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-41986
Dear Bob Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing